Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Mercury Computer Systems, Inc.:

We consent to the use of our report dated September 4, 2009, with respect to the consolidated balance sheets of Mercury Computer Systems, Inc. and subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended June 30, 2009, the related consolidated financial statement schedule, and the effectiveness of internal control over financial reporting as of June 30, 2009, incorporated by reference in Registration Statement (No. 333-101993) on Form S-8.

/s/ KPMG LLP

Boston, Massachusetts

December 14, 2009